Mail Stop 3561

								November 18, 2005

Douglas K. Johnson
President of AMACAR Pacific Corp.,
Administrator of Allstate Life Global Funding and Allstate Life Global Funding Trusts
6525 Morrison Boulevard, Suite 318
Charlotte, NC 28211

Michael J. Velotta
Senior Vice President,
General Counsel and Secretary
of Allstate Life Insurance Company
3100 Sanders Road
Northbrook, IL 60062

      Re:	Allstate Life Global Funding
      	Allstate Life Insurance Company
		Registration Statement on Form S-3
		Filed October 20, 2005
		File No. 333-129157

Dear Sirs:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please revise to include the information called for by Item
1102
on the cover page of the supplements, using brackets for information which will only be known at the time of doing a takedown. We do not understand why a pricing supplement would be necessary for this asset class since it is not for any other.
2. Similarly, please revise to include bracketed alternatives throughout the supplement to the extent possible to provide us with the various alternatives that might form part of the structure of a takedown.
3. Please confirm that the depositor or issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
4. Either include the information called for by Item 1105 or provide us with your analysis of why it is not material.
5. Please tell us what information will be in your Form 10-Ds.
6. Also please confirm that your 10-K will contain the information required by Item 1122.
7. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.
8. Please clarify which person or entity is responsible for the management or collection of the pool assets or making allocations or distributions to holders of the asset-backed securities, and provide the disclosure required by Item 1108 of Regulation AB.

9. Please tell us how you intend to provide for an annual report on assessment of compliance with servicing criteria for asset-backed securities as well as an attestation report from a registered public accounting firm pursuant to Exchange Act Rule 15d-18 and Item 1122 of
Regulation AB. See also Item 1123 of Regulation AB. Please note that all of the required reports must be filed as exhibits to the annual report on Form 10-K.
10. Please be advised that if a trust is formed prior to the effectiveness of the registration statement, it must sign the registration statement.
11. If you intend to issue securities with this registration statement shortly after effectiveness, include in the last pre-effective amendment a prospectus supplement which contains all information relating to the offering which is known or reasonably available at that time. File unqualified tax and legality opinions, and related consents, pre-effectively with respect to any proposed immediate takedown.

Prospectus Supplement - Secured Medium Term Notes

General
12. Please include the word "callable" in the title of the securities, pursuant to Item 1113(f)(2), if early redemption is available for any reason.

Summary, page S-3
Redemption and Repayment, page S-8
13. Please advise us that you will appropriately caption
"callable"
securities in the Prospectus Supplement and Pricing Supplement and that you will discuss them in the base prospectus under the correct name if you intend to reserve the right to issue them.

Risk Factors, page S-11
The notes of a series are non-recourse obligations of the issuing trust, page S-11
14. Please clarify when an event of default under a series of notes will constitute an event of default under the funding agreements. For example, your disclosure under the risk section seems to say that only in "certain circumstances" an event of default under the notes will not constitute an event of default under the funding agreement, while the disclosure on page 22 seems to say that in all but one circumstance an event of default under the notes will not constitute an event of default under the funding agreement.

Floating Rate Notes, page S-51
15. Refer to the last bullet on page S-52. Please tell us in more detail how the put option will work and provide your legal analysis of how it is consistent with the definition of an asset that converts to cash by its own terms and with the staff positions on exchangeable securities. Alternately, delete this feature.

Base Prospectus

Available Information, page 3
16. Please revise to reflect the new address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington,
D.C.
20549.

Administrator of Global Funding and the Trusts, page 10
17. Please provide a brief description of the various administrative functions to which AMACAR Pacific Corp. will be responsible as administrator, or provide a cross-reference to where such information can be obtained within the registration statement.

Description of the Funding Notes, page 30
18. Please tell us why you chose to structure the transaction using funding notes, and what are the risks and benefits associated with such a structure.

Insolvency of Allstate Life, page 33
19. Please briefly discuss the limitations, qualifications and assumptions relied upon by Lord, Bissell & Brook LLP in rendering its opinion.


Plan of Distribution, page 42
20. Please add that Allstate Life Insurance Company is a statutory underwriter of the notes.








Signatures, page II-7
21. If Evelyn Echevarria is performing the functions specified by the form requirement for S-3, please indicate each capacity. If not, please have the persons performing the functions sign. See
Instructions 1 and 2 under Signatures for Form S-3.

Exhibits
22. Please note that we may have additional comments upon reviewing the exhibits.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3755 if you have any questions.


								Sincerely,



								Max A. Webb
								Assistant Director

cc:	Via Facsimile (212) 649-9495
	John M. Schwolsky
	LeBoeuf, Lamb, Greene & MacRae LLP
	125 West 55th Street
	New York, NY 10019
Allstate Life Global Funding
Allstate Life Insurance Company
November 18, 2005
Page 1